

August 29, 2013

Via e-mail

James W. Ketner
President/Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, TX 76021

   Re: Galenfeha, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed August 20, 2013
     File No. 333-188800

Dear Mr. Ketner:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. With your next amendment, please file a marked version of your registration statement in accordance with Rule 310 of Regulation S-T.

2. Please revise your prospectus throughout to make clear which of the assertions you make are based upon your belief and which have independent third party support.   For example, you state on page 18 that "[a f]ield test of the initial prototype will provide the initial proof of concept allowing for implementation of the technology on a much broader scale through the remainder of this year." It appears that you have yet to complete your test and, given your lack of customers or a working prototype, there appears to be no basis for a broad implementation of your product. As another example, you state repeatedly that your products will lower the cost and carbon footprint of your consumers yet you present no information to support your assertion that your devices will either be cheaper, or that manufacturing them will entail a smaller carbon footprint, than the solar panel and lead-acid battery alternatives that you describe.

3. We note your statement on page 4 relating to "[t]he first product [you] developed, GLFX 1," implies that you have completed development of this product; however, you are still in the process of developing GLFX 1. Please revise. You also make references to a second-generation product, when it appears that you have not yet completed development or commercialization of a first generation product. On page 18, you state that your

website "has been designed to… provide video on the working prototype, details on our products and services, as well as provide access to … financial information" but your website currently provides none of this. Please revise.

4. Please ensure that the information in your prospectus is current as of the filing date. For example, on page 13 you state that your table of selling security holders is current as of June 30, 2013; however, your table reflects shareholders selling shares acquired subsequent to that date. As another example, on page 18, you state that you "have spent approximate [sic] $3,500 on developing [your] product." This was the amount disclosed in your previous amendment; however, it appears that development of your product has progressed substantially since then, implying further expenditures on product development. Similarly, on page 21, you refer to "one week of testing your product," the same period of time referred to in your last amendment, as well as "anticipating completion [of your R&D facility] by the second week of July. Please revise your prospectus throughout information as of the most recently practicable date.

5. Please revise your prospectus throughout for consistency. For example, you repeatedly refer to anticipating the development of a working prototype, and state that you expect to have a working model within 30 days of the date of this prospectus; however, elsewhere you state that you currently have a working prototype. Please revise.

6. Please remove any reference to the ability of the selling shareholders, who you have designated as underwriters, to resell their shares under Rule 144.

Prospectus Cover Page

7. Please limit the information on the cover page to the information required by Item 501 of Regulation S-K. Please remove the disclosure relating to the determination of the offering price, the proceeds to the selling shareholders, and the methods of resale available to the selling shareholders.

Prospectus Summary, page 4

8. Please revise to provide a more comprehensive description of the service or product you intend to offer the hydraulic fracturing market, the stage of development your service or product is in, how it is being researched and developed, and the estimated timeframe and cost of getting your service or product to market.

9. Please clarify the engineering services that you may provide to your client, both here and on page 17. Also clarify the manner in which you will provide such services in light of the fact that you currently have one employee.

Risk Factors, page 6

We could have unanticipated requirements for and there is uncertainty of access to additional capital, page 7

10. Please refer to comment six of our letter dated August 12, 2013. You state here that your "only plan for raising additional funds is through affiliate contributions." Please clarify the meaning of this term, and reconcile this statement with your statement earlier on this page that you will raise funds through private placements. In this regard, in your last amendment, you stated that your only plan for raising additional funds was through "affiliate contributions," yet you subsequently raised funds through private placements with individuals that were not affiliates.

Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page 10

11. Please be aware that whether your common stock is currently traded is not determinative of whether your stock is a penny stock. Please revise the first sentence of the first paragraph of this risk factor as appropriate.

Description of the Business, page 15

12. Please revise this section to describe more fully the competitive and other challenges faced by your company as well as your competitive advantages.

Research and Development, page 15

13. Please disclose the amount spent thus far on research and development. See Item 101(h)(4)(x) of Regulation S-K. In addition, we note your response to comment 18 of our letter dated August 12, 2013. Please disclose the amount that you owe Mr. Lafferty for his services developing your product.

Potential Revenue, page 15

14. Please clarify your statement that Mr. Moore has "indicated that there are 2,000 new wells scheduled for production in the next twenty months." Also clarify what the term "production" means, who owns these wells, and the overall relevance of this information. Please also clarify what you mean by your statement that Mr. Moore has agreed to allow you to field test your product on wells that are personally owned, and indicated whether you have any enforceable rights with regard to this agreement.

Marketing and Distribution, page 16

15. In your discussion of anticipated trends in selling, general, and administrative costs in MD&A, please disclose in greater detail the timeframe within which you anticipate hiring the employees that you refer to and the anticipated costs of doing so.

Competition, page 16

16. Please reconcile the first sentence under this heading with your discussion in the risk factors section of several large competitors and your reference to "competitor's market share." Please also disclose the information on competitive conditions and basis of competition required by Item 101(h)(iv) of Regulation S-K.

Competitive Advantage, page 16

17. Please provide a more comprehensive discussion of your competitive advantages. For example, it is unclear which "unique characteristics, not readily-achievable [sic] by other technologies" you refer to at the base of page 16. Similarly, you state under this heading that "[o]ur GFLX products are designed for application in remote locations." Please revise to indicate how this is a competitive advantage. Please also remove your references to "products," as you have yet to develop a single product.

18. Please clarify your reference to the "elimination of historical equipment costs" in the first paragraph on page 17.

Contract Engineering Services, page 17

19. Please clarify the meaning of the first paragraph under this heading. You state that "[o]ur first engineering services with Fleaux Services was a meeting with their management for a request to eliminate the batteries, solar panels, and give them an option to sell a more reliable flow meter run." It is unclear whether the "service" you provided was simply meeting with them, or whether you are in the process of developing a product to meet the needs you highlight here. Please clarify:

- the relationship between this meeting and the development of your GFLX 1 product;

- what you mean when you state that you "took on this project gratis," and whether the engineering services you refer to in the final sentence of the first paragraph under this heading will also be furnished "gratis;"

- the scope of the project;

- the expected costs of fulfilling the project;

- any contractual arrangements that may pertain to this project;

- any related party issues raised by the fact that the owner of Fleaux Services is one of your directors;

- whether the meeting with Mr. Moore, your director and the owner of Fleaux Services, was the July 8th, 2013 meeting with "[y]our first potential client" that you refer to throughout your prospectus.

Market Analysis, page 17

20. Please provide a more comprehensive description of the various government-created financial incentives to encourage the use of alternative power services that you mention here. Please also clarify the relevance of your discussion of fracking, as you have yet to begin development any product that addresses issues raised by fracking.

Market for Common Equity and Related Stockholder Matters, page 19

21. We reissue comment 22 of our letter dated June 19, 2013. Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Also note that your response to comment 15 of our letter dated August 12, 2013 does not address the disclosure requirements of Item 201(a)(2) of Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 21

22. Please disclose the material terms of your "collaboration" with TL Endeavors, Inc., as well as any interest TL Endeavors may retain in your completed product.

23. Please advise us of the basis for the statement "[u]pon demonstration of a working model, we anticipate receiving a purchase order which will enable us to go into full production." Please also advise whether there is an agreement to the effect that a larger purchase order will occur contingent upon demonstration of a working model, and whether such agreement would contemplate payment before delivery, such that the firm may engage in "full production."

Directors, Executive Officers, Promoter and Control Persons, page 22

James W. Ketner, page 22

24. Please advise us of the meaning of the statement that Mr. Ketner has directed companies "to achieve record profitability."

Recent Sales of Unregistered Securities, page 27

25. We note that your unregistered sales to Ms. Hinnant and Mssrs. Pagliaruli, Coughlin, and McLaughlin, as well as your second sale to Mr. Strain, occurred after the filing of your initial registration statement. In light of the fact that you were conducting concurrent private offerings during the pendency of your registration statement, please tell us why the registration statement should not be deemed to be a general solicitation of the investors in the private offerings. Please refer to Interpretation 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

Exhibits, page 28

26. Please amend your filing to provide a consent from your auditor. We note that your auditors have chosen to make reference to the amendment number in their consent. We remind you that each time you update your filing you must ensure the amendment number on the face of your filing matches the amendment number referenced in the auditor's consent.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3555 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Via e-mail
        Michael Stolzar, Esq.